Media Advisory: Cadence and ASML Sign Multi-Year Business Agreement to Develop Advanced DFM Solutions

Collaboration Links Best-of-Breed Design and Lithography Solutions

SAN JOSE and SANTA CLARA, California, June 7, 2004 – Cadence Design Systems, Inc. (NYSE: CDN) and ASML MaskTools, an ASML business unit, today announced a multi-year, multi-million dollar software licensing and joint development agreement for advanced resolution enhancement technology (RET) software solutions. The two companies will work together to develop a tightly integrated design for manufacturability (DFM) flow.

Under the agreement, Cadence® will license and co-develop two ASML MaskTools software packages: MaskWeaver™, a full-chip RET and optical proximity correction (OPC) mask and optimization solution, and LithoCruiser™, a lithography process analysis and optimization solution. Cadence will become the sole worldwide distributor for MaskWeaver while both Cadence and ASML MaskTools will distribute LithoCruiser to their respective electronic design automation (EDA) and manufacturing customers.

The products will be offered as standalone and integrated solutions within the Cadence Encounter™ and Virtuoso® design platforms. These best-of-breed solutions will bridge the design-to-manufacturing gap and accelerate the rate at which customers can reach 65 nm-and-below in their semiconductor processes.

“The extension of optical lithography techniques at and beyond 65 nm emphasizes a new level of interdependence between design and lithography. Our customers want to shorten production ramp and improve volume production yield through the use of the most advanced design tools linked to the most advanced technologies for resolution enhancement,” said Lavi Lev, executive vice president and general manager, Cadence Design Systems. “With this new agreement, Cadence customers gain access to leading-edge RET and lithography simulation software as well as the world-class development team at ASML MaskTools.”

“ASML and Cadence share many of the same customers. However, we approach them from different technological domains,” said Dinesh Bettadapur, president and CEO, ASML MaskTools. “Cadence is an acknowledged leader in EDA software and ASML MaskTools has long championed the drive to smaller design node geometries through innovative manufacturing technologies and software products. Together, we will deliver the most complete DFM product portfolio to chip designers and manufacturers.”

About the Technology

Optical proximity effects occur when a chip has features that are smaller than the wavelength of light being used to print the feature pattern. It can lead to line-width variations and other distortions that can decrease IC performance or cause complete failure of the design. RETs are employed to correct these effects. A dominant technology used in RET is optical proximity correction (OPC). OPC compensates for these distortions and enhances manufacturability by applying advanced techniques to photomasks to enable higher resolution printing on the silicon wafer.

Silicon simulation technologies enable designers to replicate and predict the print quality of a design in silicon before the manufacturer agrees to a final design.

Integrating chip design platforms with OPC and silicon simulation technologies provides a link between the worlds of semiconductor design and manufacturing.

About Cadence

Cadence is the largest supplier of electronic design technologies and engineering services. Cadence solutions are used to accelerate and manage the design of semiconductors, computer systems, networking and telecommunications equipment, consumer electronics, and a variety of other electronics-based products. With approximately 4,800 employees and 2003 revenues of approximately $1.1 billion, Cadence has sales offices, design centers, and research facilities around the world. The company is headquartered in San Jose, California, U.S.A., and traded on the New York Stock Exchange under the symbol CDN. More information about the company, its products and services is available at www.cadence.com.

About ASML MaskTools

ASML MaskTools, based in Santa Clara, California, offers leading edge optical extension technologies and products for the semiconductor industry. Core technologies include scattering bar OPC, model OPC, CPL™ Technology and DDL™ Technology. Core products include MaskWeaver™ for full-chip RET/OPC production mask generation and LithoCruiser™ for lithography process analysis and optimization. As optical lithography continues to be used for volume IC manufacturing below the wavelength of the exposure light source, these technologies and products enhance lithography performance, thereby improving IC manufacturing yields. For more information on ASML MaskTools, contact the company by calling 1.408.855.0500 or visit the Web site at www.masktools.com.

Cadence Adolph Hunter Corporate Communications public_relations@cadence.com tel: +1 408 428 5882

Elizabeth Kitchener Director Corporate Communications corpcom@asml.com tel: +1.203.761.6300 fax: +1.203.761.4207